Exhibit 99.1

Tiziana Life Sciences plc

ADS Ex-Dividend Date Scheduled for July, 09 2021

THIS ANNOUNCEMENT IS FOR US ADS HOLDERS ONLY

New York, 8 July 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA) ("Tiziana" or the "Company"), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces that its American Depository Shares (“ADS”), trading under the ticker TLSA, will begin trading ex-dividend on July 09, 2021.

The non-cash dividend, in the form of an in-specie dividend of one Accustem Sciences Limited ADS (representing 2 ordinary shares in Accustem Sciences Limited) per TLSA ADS, is scheduled to be paid on July 14, 2021.

Shareholders who purchased TLSA prior to the ex-dividend date are eligible for the non-cash dividend.

Holders of TLSA should also refer to the notice published by JP Morgan, the ADR depositary bank which can be found at https://www.adr.com/drprofile/88875G101

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
United States: Investors: Dave Gentry, CEO RedChip Companies Inc. 1-800-RED-CHIP (733-2447) or 407-491-4498 dave@redchip.com